UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Sungy Mobile Limited

(Name of the Issuer)

Sungy Mobile Limited

Mr. Yuqiang Deng

Freedom First Holdings Limited

Credit Suisse Trust Limited

DENG Holdings Limited

Mr. Zhi Zhu

IDG-Accel China Growth Fund L.P.

IDG-Accel China Growth Fund-A L.P.

IDG Technology Venture Investment III, L.P.

IDG-Accel China Investors L.P.

IDG-Accel China Growth Fund Associates L.P.

IDG-Accel China Growth Fund GP Associates Ltd.

IDG-Accel China Investors Associates Ltd.

IDG Technology Venture Investment III, LLC

Mr. Quan Zhou

Mr. Chi Sing Ho

CBC Mobile Venture Limited

China Broadband Capital Partners, L.P.

CBC Partners L.P.

CBC Ultimate Partners Ltd

Info Expert Service Ltd.

Mr. Edward Suning Tian

Sunflower Parent Limited

Sunflower Merger Sub Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing six Class A Ordinary Shares

(Title of Class of Securities)

86737M100

(CUSIP Number)1

Sungy Mobile Limited Floor 17, Tower A, China International Center No. 33 Zhongshan 3rd Road Yuexiu District, Guangzhou 510055 People’s Republic of China Telephone: +86 20 6681-5066

Sunflower Parent Limited

Sunflower Merger Sub Limited

c/o Sungy Mobile Limited

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: +86 20 6681-5066

Mr. Yuqiang Deng

Freedom First Holdings Limited

Mr. Zhi Zhu

c/o Sungy Mobile Limited

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: +86 20 6681-5066

Credit Suisse Trust Limited DENG Holdings Limited Helvetia Court, South Esplanade, St. Peter Port, GY1 4EE Telephone: +44 1481 719100

IDG-Accel China Growth Fund L.P.

IDG-Accel China Growth Fund-A L.P.

IDG Technology Venture Investment III, L.P.

IDG-Accel China Investors L.P.

IDG-Accel China Growth Fund Associates L.P.

IDG-Accel China Growth Fund GP Associates Ltd.

IDG-Accel China Investors Associates Ltd.

IDG Technology Venture Investment III, LLC

Mr. Quan Zhou

Mr. Chi Sing Ho

CBC Mobile Venture Limited

China Broadband Capital Partners, L.P.

CBC Partners L.P.

CBC Ultimate Partners Ltd

Info Expert Service Ltd.

Mr. Edward Suning Tian

c/o CBC Venture Mobile Limited

Unit 906, Level 9, Cyberport 2,

100 Cyberport Road, Hong Kong

Telephone: +852 2122-8400

c/o IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong Telephone: + 852 2529-1016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher &

Flom LLP

30/F, China World Office 2

No. 1, Jianguomenwai Avenue

Chaoyang District, Beijing 100004

People’s Republic of China

Telephone: +86 10 6535-5577

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3740-4700	Jie (Jeffery) Sun, Esq. Richard Vernon Smith, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West Shanghai, 200040, People’s Republic of China Telephone: +86 21 6109-7000

Xiaoyu (Greg) Liu, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Unit 3601, Office Tower A, Beijing Fortune Plaza No. 7 Dongsanhuan Zhonglu Beijing 100020,

People’s Republic of China

Telephone: +86 10 5828-6300

Ning Zhang, Esq. Orrick, Herrington & Sutcliffe LLP 5701 China World Tower No. 1 Jianguomenwai Avenue, Beijing 100004, People’s Republic of China Telephone: +8610 8595-5606

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional valuation*	Amount of filing fee**
$88,858,851.04	$8,948.09

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.81667 for 105,118,338 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares, but excluding vested and unvested restricted shares and Rollover Shares) subject to the transaction; (b) the product of 3,391,108 ordinary shares issuable under all outstanding options and share purchase rights with per share exercise price lower than $0.81667 multiplied by $0.46636 per share (which is the excess of the $0.81667 per share merger consideration over the weighted average per share exercise price of $0.35031 of such options and share purchase rights; and (c) the aggregate cash payment for the proposed per share cash payment of $0.81667 for 1,751,459 issued and outstanding restricted share and restricted share unit (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,490.28	Filing Party: Sungy Mobile Limited

Form or Registration No.: Schedule 13e-3	Date Filed: October 9, 2015

1	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing six Class A ordinary shares.

TABLE OF CONTENTS

Item 15	Additional Information	1

Item 16	Exhibits	2

i

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Sungy Mobile Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of Class A ordinary share, par value US$0.0001 per share and Class B ordinary share, par value US$0.0001 per share (collectively the “Shares” and each a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing six Class A ordinary shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Yuqiang Deng, chairman and chief executive officer of the Company; (c) Freedom First Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands; (d) Credit Suisse Trust Limited, a limited liability company incorporated under the laws of Guernsey; (e) DENG Holdings Limited, a limited liability company incorporated under the laws of Guernsey; (f) Mr. Zhi Zhu, chief operating officer of the Company; (g) IDG-Accel China Growth Fund L.P., a limited partnership formed under the laws of the Cayman Islands; (h) IDG-Accel China Growth Fund-A L.P., a limited partnership formed under the laws of the Cayman Islands; (i) IDG Technology Venture Investment III, L.P., a limited partnership formed under the laws of the state of Delaware; (j) IDG-Accel China Investors L.P., a limited partnership formed under the laws of the Cayman Islands; (k) IDG-Accel China Growth Fund Associates L.P., a limited partnership formed under the laws of the Cayman Islands; (l) IDG-Accel China Growth Fund GP Associates Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (m) IDG-Accel China Investors Associates Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (n) IDG Technology Venture Investment III, LLC, a limited liability company incorporated under the laws of the state of Delaware; (o) Mr. Quan Zhou, a citizen of the United States of America; (p) Mr. Chi Sing Ho, a citizen of Canada; (q) CBC Mobile Venture Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (r) China Broadband Capital Partners, L.P., a limited partnership organized under the laws of the Cayman Islands; (s) CBC Partners L.P., a limited partnership organized under the laws of the Cayman Islands; (t) CBC Ultimate Partners Ltd, a limited liability company incorporated under the laws of the Cayman Islands; (u) Info Expert Service Ltd., a limited liability company incorporated under the laws of the British Virgin Islands; (v) Mr. Edward Suning Tian, a citizen of the People’s Republic of China; (w) Sunflower Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); and (x) Sunflower Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Mr. Yuqiang Deng (indirectly through Freedom First Holdings Limited), Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited are collectively referred to herein as the “Rollover Shareholders”. This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

This Transaction Statement relates to the agreement and plan of merger dated as of June 8, 2015 ( “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which the Merger Sub was merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (“Merger”).

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 15 Additional Information

Item 15(b) is hereby amended and supplemented as follows:

1

On November 16, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time), at Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and authorized each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On November 17, 2015, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of November 17, 2015, pursuant to which the Merger became effective on November 17, 2015. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.81667 and each issued and outstanding ADS was cancelled in exchange for the right to receive US$4.90, in each case, in cash, without interest and net of any applicable withholding taxes, except for the Shares held by the Rollover Shareholders and the Shares held by Parent, the Company or any of their subsidiaries (including such Shares represented by ADSs) immediately prior to the Effective Time, which have been cancelled and cease to exist without payment of any consideration or distribution therefor.

At the Effective Time, each option to purchase Shares (each, a “Company Option”), and right to purchase Shares (each, a “Company Share Purchase Right”), in each case granted under the Company’s Amended and Restated 2006 Global Share Plan, the Company’s Amended and Restated 2010 Global Share Plan and the Company’s Amended and Restated 2013 Share Incentive Plan (as amended and supplemented, collectively, the “Share Incentive Plans”) that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the product of (a) the excess, if any, of US$0.81667 over the per share exercise price of such Company Option or Company Share Purchase Right and (b) the number of Shares (including Class A ordinary shares represented by ADSs) underlying such Company Option or Company Share Purchase Right in cash, without interest and net of any applicable withholding taxes.

At the Effective Time, each outstanding restricted share (each, a “Company Restricted Share”) and restricted share unit of the Company (each, a “Company RSU”), in each case granted under the Share Incentive Plans that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the US$0.81667 in respect of the number of Shares underlying such Company Restricted Share or Company RSU, in cash, without interest and net of any applicable withholding taxes.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Selected Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated October 9, 2015 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

2

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated June 8, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 9, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 16, 2015 (File Number: 001-36195), which is incorporated herein by reference.

(b)-(1)	Commitment Letter, dated as of June 5, 2015, by China Merchants Bank Co., Ltd., New York Branch to Parent and Merger Sub, incorporated herein by reference to Exhibit 7.07 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on June 9, 2015.

(c)-(1)	Opinion of Duff & Phelps, dated June 8, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated June 8, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of June 8, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of June 8, 2015, by Freedom First Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on June 9, 2015.

(d)-(3)	Equity Contribution and Voting Agreement, dated as of June 8, 2015, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on June 9, 2015.

(d)-(4)	Consortium Agreement, dated as of May 18, 2015, by and among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on May 20, 2015.

(d)-(5)	Joinder Agreement, dated as of June 8, 2015, by and among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on June 9, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on October 9, 2015.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

Sungy Mobile Limited

By	/s/ Yong Chen
Name:	Yong Chen
Title:	Chairman of the Special Committee

[Signature Page to Amendment No. 3 to Schedule 13E-3]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

Sunflower Parent Limited

By	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Director

Sunflower Merger Sub Limited

By	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Director

[Signature Page to Amendment No. 3 to Schedule 13E-3]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

Yuqiang Deng

/s/ Yuqiang Deng

Freedom First Holdings Limited

By	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Director

Credit Suisse Trust Limited

By	/s/ Camille Le Conte
Name:	Camille Le Conte

By	/s/ Dennise Colling
Name:	Dennise Colling
Title:	Authorized Signatory

DENG Holdings Limited

By	/s/ Camille Le Conte
Name:	Camille Le Conte

By	/s/ Dennise Colling
Name:	Dennise Colling
Title:	Authorized Signatory

Zhi Zhu

/s/ Zhi Zhu

[Signature Page to Amendment No. 3 to Schedule 13E-3]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

IDG-Accel China Growth Fund L.P.
By: IDG-Accel China Growth Fund Associates L.P., its General Partner
By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Growth Fund-A L.P.
By: IDG-Accel China Growth Fund Associates L.P., its General Partner
By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Investors L.P.
By: IDG-Accel China Investor Associates Ltd., its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Growth Fund Associates L.P.
By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

[Signature Page to Amendment No. 3 to Schedule 13E-3]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

IDG-Accel China Growth Fund GP Associates Ltd.

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Investors Associates Ltd.

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG Technology Venture Investment III L.P.

By: IDG Technology Venture Investment III LLC, its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG Technology Venture Investment III LLC

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

Quan Zhou

/s/ Quan Zhou

Chi Sing Ho

/s/ Chi Sing Ho

[Signature Page to Amendment No. 3 to Schedule 13E-3]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2015

CBC Mobile Venture Limited

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

China Broadband Capital Partners, L.P.

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Authorized Signatory

CBC Partners L.P.

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Authorized Signatory

CBC Ultimate Partners Ltd

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

Info Expert Service Ltd.

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

Edward Suning Tian

/s/ Edward Suning Tian

[Signature Page to Amendment No. 3 to Schedule 13E-3]

EXHIBIT INDEX

(a)-(1)*	Proxy Statement of the Company dated October 9, 2015.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated June 8, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 9, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 16, 2015 (File Number: 001-36195), which is incorporated herein by reference.

(b)-(1)	Commitment Letter, dated as of June 5, 2015, by China Merchants Bank Co., Ltd., New York Branch to Parent and Merger Sub, incorporated herein by reference to Exhibit 7.07 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on June 9, 2015.

(c)-(1)	Opinion of Duff & Phelps, dated June 8, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated June 8, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of June 8, 2015, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of June 8, 2015, by Freedom First Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on June 9, 2015.

(d)-(3)	Equity Contribution and Voting Agreement, dated as of June 8, 2015, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on June 9, 2015.

(d)-(4)	Consortium Agreement, dated as of May 18, 2015, by and among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on May 20, 2015.

(d)-(5)	Joinder Agreement, dated as of June 8, 2015, by and among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited, ., incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited and Mr. Zhi Zhu on June 9, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on October 9, 2015.